Exhibit 10.30

Uber Technologies, Inc.

1455 Market Street, 4th Floor

San Francisco, CA 94103

April 9, 2019

EMPLOYMENT AGREEMENT

Dear Nelson,

Your employment by Uber Technologies, Inc., a Delaware corporation (the “Company”) shall be governed by the terms and conditions set forth below in this employment agreement (the “Agreement”). This Agreement shall be effective upon the closing of the Company’s first SEC-registered, underwritten offering of common stock.

1.	Duties and Scope of Employment.

a. Position. The Company will continue to employ you in the position of Chief Financial Officer. You will report to the Company’s Chief Executive Officer. You will perform the duties and have the responsibilities and authority customarily performed and held by an employee in your position and such additional duties commensurate with the position as may be assigned or delegated to you by the Company’s Chief Executive Officer. This is a full-time position.

b. Principal Work Location. Your principal place of employment will be the Company’s headquarters office, which is currently located at 1455 Market Street, San Francisco, CA 94103.

c. Obligations to the Company. During your employment, you shall devote your full business efforts and time to the Company, except as provided herein. Without express written consent of the Company’s Chief Executive Officer, you shall not render services in any capacity to any other person or entity and shall not act as a sole proprietor or partner of any other person or entity or, except as set forth on Attachment A, own more than five percent (5%) of the stock of any other corporation. Notwithstanding the foregoing, you may (i) serve on corporate, civic, or charitable boards or committees, including the corporate boards on which you currently serve as set forth on Attachment A; (ii) continue to provide advisory services to the entities set forth on Attachment A; or (iii) deliver lectures, fulfill speaking engagements, teach at educational institutions, or manage personal investments, in the case of each of clauses (i), (ii), and (iii) of this sentence, without such advance written consent; provided that such activities do not individually or in the aggregate interfere with the performance of your duties hereunder. You will comply with the Company’s policies and rules, as they may be in effect from time to time during your employment.

d. No Conflicting Obligations. You represent and warrant that you are under no contractual or other obligations or commitments that are inconsistent with your obligations under this Agreement, including but not limited to any restrictions that would preclude you from providing services to the Company. In connection with your employment, you shall not use or disclose any trade secrets or other proprietary information or intellectual property in which you or any other person or entity has any right, title, or interest, and your employment will not infringe or violate the rights of any other person or entity. You confirm that you have not removed or taken and will not remove or take any documents or proprietary data or materials of any kind with you from any former employer to the Company without written authorization from that employer. You are hereby notified that you may be entitled to immunity from liability for certain disclosures of trade secrets under the Defend Trade Secrets Act, 18 U.S.C. § 1833(b).

2.	Compensation.

a. Salary. The Company will pay you as compensation for your services an annual base salary, currently $800,000, payable in accordance with the Company’s standard payroll procedures. This is an exempt position, which means that your salary is intended to compensate you for all hours worked, and you will not be eligible for overtime pay.

b. Annual Cash Bonus. For each calendar year, you will be eligible to participate in the Uber Technologies, Inc. Executive Bonus Plan (the “Bonus Plan”), under which you may receive an annual cash bonus (the “Bonus”) payable in the first calendar year that begins after the end of the performance period. The target amount of your Bonus (the “Target Cash Bonus”) for 2019 will be one hundred percent (100%) of your annualized salary. The actual amount of any Bonus, and your entitlement to the Bonus, will be subject to the terms of the Bonus Plan.

c. Annual RSU Grant. Subject to the approval of the Company’s Board of Directors (or a duly constituted committee thereof), the Company will grant you, on an annual basis each fiscal year when annual grants are made to other senior executives of the Company generally and in accordance with the Company’s 2019 Equity Incentive Plan, as amended, or any applicable successor plan (the “Incentive Plan”), restricted stock units (the “RSUs”) with respect to shares of the Company’s Common Stock. We expect that the annual RSU program will be allocated 50/50 between time-based and performance-based conditions, in a manner consistent with other senior executives of the Company (including the CEO). These RSUs will be awarded as follows: (i) in 2021, before September 10, 2021, the number of RSUs determined by dividing $5,000,000 by the closing price per share of such equity securities on the date of grant; and (ii) in 2022, the number of RSUs determined by dividing $5,000,000 by the closing price per share of such equity securities on the date of grant (each such RSU grant, an “Annual RSU Grant”). Each Annual RSU Grant will be generally in the same form and terms as provided to the senior executives (including the CEO). Each Annual RSU Grant will be subject to the terms and conditions set forth (i) in the Incentive Plan, and (ii) in the applicable award agreement.

d. Relocation Expenses. In the event you and the Company agree that you will relocate your principal residence, you will be entitled to relocation benefits in accordance with the Company’s applicable relocation policy then in effect.

The foregoing provisions (a)-(d) are subject to the terms and conditions of any applicable plans and/or policies of the Company, as amended from time to time. You agree to pay any income or other taxes that are required to be paid in connection with your receipt of these benefits.

3.	Paid Time Off and Employee Benefits.

You will be eligible for paid time off in accordance with the Company’s paid time off policy generally available to similarly situated employees of the Company, as it may be amended from time to time. You will also be eligible to participate in the Company’s employee benefit plans that are generally available to similarly situated employees of the Company, subject to the terms and conditions of the applicable plans (as in effect from time to time) and to the determinations of any person or committee administering such plans. The Company reserves the right to amend or terminate its employee benefit plans at any time.

4.	Business Expenses.

The Company will reimburse you for your necessary and reasonable business expenses incurred in connection with performance of your duties. You must promptly submit an itemized account of expenses and appropriate supporting documentation, in accordance with the Company’s generally applicable policies.

5.	Termination.

a. Employment at Will. Your employment will be “at will,” meaning that either you or the Company are entitled to terminate your employment at any time and for any reason, with or without cause or notice, notwithstanding any contrary representations that may have been made to you. This Agreement will constitute the full and complete understanding between you and the Company on the “at-will” nature of your employment, which may be changed only in a writing signed by you and a duly authorized Company officer.

b. Rights Upon Termination.

1. Termination for Any Reason. Upon the termination of your employment for any reason, you will be entitled to the compensation and benefits earned and the reimbursements described in this Agreement through the date of termination, which will include (i) any unpaid Target Cash Bonus for the year prior to the year of your termination of employment payable at the same time as annual target cash bonuses are paid to other Company executives, but no later than March 15 of the year of your termination and (ii) a pro rata portion of the Target Cash Bonus to the extent of actual achievement of the bonus criteria, payable at the same time as annual target cash bonuses are paid to other Company executives, but no later than March 15 of the year following your termination.

2. Severance Benefits. You will be entitled to severance benefits only to the extent provided under the Uber Technologies, Inc. 2019 Executive Severance Plan, as amended, or any applicable successor plan (the “Severance Plan”). This Agreement will be considered your “Participation Agreement” within the meaning of the Severance Plan, and the terms of this Section 5(b)(2) are hereby incorporated into the Severance Plan. The Severance Plan’s terms are modified with respect to your participation in the Severance Plan as follows:

i. The definition of “Change in Control” shall be modified so that, solely for purposes of determining whether your cash severance benefits are payable in the form of installments or a lump sum, “Change in Control” shall mean an “Acquisition” within the meaning of the Company’s 2013 Equity Incentive Plan, as amended, so long as the Change in Control is a permissible payment event under Section 409A (as defined below).

ii. Accelerated Equity Vesting for Qualifying Termination Outside of Change-in-Control Period in Connection with CEO Change or Diminution of Role. If, within the first two years of your employment, (A) the Company terminates your employment without Cause after or in connection with a change of the current CEO of the Company, or (B) you terminate your employment for Good Reason (where the circumstances giving rise to the Good Reason termination are items (iii) or (iv) of the definition of Good Reason set forth below), in either case not during a Change-in-Control Period, then if you become entitled to severance benefits under the otherwise applicable terms of the Severance Plan, in lieu of any other equity acceleration benefits provided by the Severance Plan, (A) the New Hire Service RSU Grant shall vest as though you had remained employed by the Company for an additional twelve (12) months after the termination date, although in no case shall you be credited with less than two (2) years of vesting under the New Hire Service RSU Grant; and (B) the New Hire Performance RSU Grant and New Hire Performance Option Grant shall, to the extent unvested: (1) vest upon your termination date if the applicable performance conditions have been satisfied as of such date, and/or, (2) remain outstanding for twelve (12) months following your termination date to the extent the applicable performance conditions have not already been met. If the performance conditions applicable to the New Hire Performance RSU Grant and New Hire Performance Option Grant are met within twelve (12) months of your termination, such awards would vest in accordance with their terms, without consideration of the time-based vesting elements of such awards.

iii. Accelerated Equity Vesting for Qualifying Termination During Change-in-Control Period. If you become entitled to benefits under the otherwise applicable terms of the Severance Plan upon a Qualifying Termination within a Change-in-Control Period, in lieu of any other equity acceleration benefits provided by the Severance Plan, you will be entitled to: (A) full vesting of your New Hire Service RSU Grant upon the termination or Change in Control, whichever is later; and (B) full vesting of your New Hire Performance RSU Grant and New Hire Performance Option Grant to the extent—and only to the extent—the applicable performance conditions have been met either (1) prior to your termination or (2) if the termination is during a Change-in-Control Period but prior to the Qualifying Value Change in Control (as defined in the Performance Option award agreement), upon the Qualifying Value Change in Control that occurs within three (3) months after your Qualifying Termination.

iv. Change in Control Occurs After Termination. If a Change in Control occurs within the three (3) months following your Qualifying Termination, the benefits to which you were otherwise entitled under the Severance Plan are superseded by the benefits to which you become entitled under the Severance Plan in the event of a Qualifying Termination that occurs during a Change-in-Control Period, and in all cases, subject to the limitations and provisions in the Severance Plan. Upon your Qualifying Termination not within a Change-in-Control Period, all your then-unvested shares under the New Hire RSU Grants and the New Hire Performance Option will remain outstanding for up to three (3) months following your Qualifying Termination to permit the additional acceleration that may come to apply under the Severance Plan. The New Hire RSU Grants will automatically settle upon a Qualifying Termination to the extent previously service-based vested or otherwise accelerated pursuant to the Severance Plan. Vesting of the Annual RSU Grants and other equity grants will be controlled by the terms of each such grant and the Severance Plan.

v. Treatment of Equity Awards in a Change in Control. In the event of a Change in Control where any equity awards are to be terminated for no consideration, the service-based equity awards which otherwise could be terminated will vest in full and become immediately exercisable or settled, as the case may be, immediately prior to any such Change in Control; provided that, in all cases, performance-based equity awards will be governed exclusively by the terms set forth in the applicable performance-based equity awards or the applicable plan except that, as to the New Hire Performance Option Grant only, (A) if the Change in Control is a Qualifying Value Change in Control, the service-based conditions under the New Hire Performance Option Grant will vest in full to the extent the New Hire Performance Option Grant would otherwise be terminated without consideration in the transaction, and (B) if the Change in Control is not a Qualifying Value Change in Control, the New Hire Performance Option Grant will terminate without consideration in full immediately prior to the consummation of the transaction. For clarity: (A) RSUs that have service-based vesting will not be deemed performance-based equity awards for purposes of the prior sentence if the only performance vesting condition is a liquidity condition, and (B) any equity awards for which applicable performance conditions have been satisfied at, before, or as a result of the Change in Control will be treated as service-based equity awards, and not be deemed “performance-based equity awards,” for purposes of the immediately preceding sentence. Notwithstanding the foregoing, your equity awards shall be treated no less favorably than the equity awards of the Company’s Chief Executive Officer in the event of a Change in Control.

vi. Notwithstanding the foregoing in this Section 5(b)(2), if you become entitled to benefits under the otherwise applicable terms of the Severance Plan and the equity acceleration benefits to which you would be entitled under the terms of the Severance Plan, without giving effect to the equity acceleration provisions in this Section 5(b)(2), are more favorable to you than the equity acceleration benefits to which you would be entitled giving effect to this Section 5(b)(2), you shall be entitled to equity acceleration benefits under the terms of the Severance Plan without giving effect to the equity acceleration provisions in this Section 5(b)(2). In addition, the Severance Plan may not be amended without your consent to reduce the amount of cash severance for which you are eligible under the Severance Plan or to otherwise adversely affect the terms of this Agreement applicable to you, including without limitation the modifications to the Severance Plan that are provided for in this Agreement, in each case, as of the effective date of this Agreement.

vii. In lieu of the definitions of “Good Reason” and “Cause” provided in the Severance Plan, the following definitions shall apply, respectively:

“Good Reason” means the occurrence of any of the following events without your prior written consent: (i) the Company (or a successor, if appropriate) requires you to relocate to a facility or location more than fifty (50) miles away from the location at which you were working immediately prior to the required relocation; (ii) a material reduction of your base salary or cash target bonus level (other than as part of an across-the-board, proportional salary or target bonus level reduction applicable to all executive officers; provided that your reduction does not exceed fifteen percent (15%) of your highest base salary or cash target bonus level); (iii) a material reduction in your responsibilities, where you do not report directly to the Chief Executive Officer or do not continue to oversee the Company’s financial operations; (iv) a diminution in your title or position or (v) a material breach of any of your agreements with the Company, including the failure to make any of the equity award grants set forth in this Agreement; provided, however, that, in each case under sub-clauses (i) through (v) above, any such termination by you shall only be for “Good Reason” if: (1) you give the Company written notice, within ninety (90) days following your knowledge of the first occurrence of the condition(s) that you believe constitute(s) “Good Reason”, which notice shall describe such condition(s); (2) the Company fails to remedy such condition(s) within thirty (30) days following receipt of the written notice (such 30-day period, the “Company Cure Period”); and (3) you voluntarily terminate your employment within thirty (30) days following the end of the Company Cure Period.

“Cause” means the occurrence of any of the following events: (i) your conviction of, or plea of nolo contendere to, any felony (other than a vehicular-related felony); (ii) your commission of, or participation in, intentional acts of fraud or dishonesty against the Company that in either case results in material harm to the business of the Company; (iii) your intentional, material violation of any contract or agreement between you and the Company or any statutory duty you owe to the Company that in either case results in material harm to the business of the Company; (iv) your conduct that constitutes gross insubordination or habitual neglect of duties and that in either case results in material harm to the business of the Company; (v) your intentional, material refusal to follow the lawful directions of the Chief Executive Officer (other than as a result of physical or mental illness); or (vi) your intentional, material failure, to follow the Company’s written policies that are generally applicable to all employees or all officers of the Company and that results in material harm to the business of the Company; provided, however, (1) that willful bad faith disregard will be deemed to constitute intentionality for purposes of this definition and (2) that, in each case under sub-clauses (i) to (vi) above, any such termination by the Company will only be for “Cause” if: (1) the Company gives you written notice, within ninety (90) days following the date on which the Company first becomes aware of the action or conduct that it alleges constitutes Cause (or, in the case of clauses (ii), (iii), or (vi), when the Company first becomes aware that the action or conduct has resulted in material harm to the business of the Company), which notice shall describe such action or conduct; (2) in the case of clauses (iii) through (vi), you fail to remedy such condition(s) within thirty (30) days following receipt of the written notice (such 30-day period, the “Cure Period”); and (3) the Company terminates your employment within thirty (30) days following the end of the Cure Period.

viii. Section 5.2 (Nondisparagement) of the Severance Plan is hereby replaced in its entirety with the language of Section 8 of the Exhibit B Release attached thereto and shall be effective regardless of whether such Release is executed.

3. Definitions. For purposes of this Agreement–

“Change in Control” shall have the meaning currently provided in the Severance Plan.

“Change-in-Control Period” shall have the meaning currently provided in the Severance Plan.

“New Hire Performance Option Grant” means the option to purchase Company stock granted to you in connection with your commencement of employment with the Company that has a performance-based vesting schedule.

“New Hire Performance RSU Grant” means the RSU award granted to you in connection with your commencement of employment with the Company other than the New Hire Service RSU Grant.

“New Hire RSU Grants” means the New Hire Performance RSU Grant and the New Hire Service RSU Grant.

“New Hire Service RSU Grant” means the RSU award granted to you in connection with your commencement of employment with the Company that has a service-based vesting schedule (disregarding any liquidity condition).

“Qualifying Termination” shall have the meaning currently provided in the Severance Plan.

6.	Successors.

a. Company’s Successors. The terms of this Agreement will be binding upon any successor (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation, or otherwise) to all or substantially all of the Company’s business and/or assets. For all purposes under this Agreement, the term “Company” will include any successor to the Company’s business or assets that becomes bound by this Agreement.

b. Your Successors. This Agreement and all of your rights hereunder will inure to the benefit of, and be enforceable by, your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, and legatees.

7.	Miscellaneous Provisions.

a. Modifications and Waivers. No provision of this Agreement will be modified, waived, or discharged unless the modification, waiver or discharge is reflected in a writing signed by you (or your authorized representative) and by an authorized officer of the Company (other than you). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party will be considered a waiver of any other condition or provision or of the same condition or provision at another time.

b. Whole Agreement. No other arrangements, agreements, representations, or understandings (whether oral or written and whether express or implied) which are not expressly set forth in this Agreement have been made or entered into by either party with respect to the subject matter hereof. This Agreement and the exhibits attached hereto contain the entire understanding of the parties with respect to the subject matter hereof and supersede any prior agreements relating to such subject matter (including any prior employment agreements) except the confidentiality and invention assignment agreement between you and the Company signed on August 25, 2018, the alternative dispute resolution agreement between you and the Company signed August 25, 2018 (the “Alternative Dispute Resolution Agreement”), any equity or equity-based award agreements, and the Company’s Clawback Policy.

c. Choice of Law and Severability. This Section 7(c) does not apply to the Alternative Dispute Resolution Agreement, and to the extent that this Section 7(c) conflicts with the Alternative Dispute Resolution Agreement, the provisions contained in the Alternative Dispute Resolution Agreement control. Subject to the preceding sentence, this Agreement otherwise shall be interpreted in accordance with the Laws of the State in which you work/last worked without giving effect to provisions governing the choice of Law, and if any provision of this Agreement becomes or is deemed invalid, illegal, or unenforceable in any applicable jurisdiction by reason of the scope, extent, or duration of its coverage, then such provision shall be deemed amended to the minimum extent necessary to conform to applicable law so as to be valid and enforceable or, if such provision cannot be so amended without materially altering the intention of the parties, then such provision shall be stricken and the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is rendered illegal by any present or future statute, law, ordinance, or regulation (collectively, the “Law”) then that provision shall be curtailed or limited only to the minimum extent necessary to bring the provision into compliance with the Law. All the other terms and provisions of this Agreement shall continue in full force and effect without impairment or limitation.

d. No Assignment. This Agreement and all of your rights and obligations hereunder are personal to you and may not be transferred or assigned by you at any time. The Company may assign its rights under this Agreement only to any entity that assumes the Company’s obligations hereunder in connection with any sale or transfer of all or a substantial portion of the Company’s assets to such entity.

e. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

f. Indemnification. In addition to being indemnified under Company bylaws, you and the Company will promptly enter into an indemnification agreement in substantially the same form provided to other similarly situated officers and directors of the Company to the extent you and the Company have not already entered into such an agreement. You will be named as an insured on the director and officer liability insurance policy currently maintained by the Company or as may be maintained by the Company from time to time.

g. Taxes; Section 409A. All forms of compensation paid to you by the Company, including any payments made pursuant to this Agreement, are subject to reduction (or payment by you, to the extent that additional amounts are required) to reflect applicable withholding and payroll taxes and other applicable deductions. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company related to tax liabilities arising from your compensation. The payments and benefits under this Agreement are intended, and will be construed, to be exempt from or comply with Section 409A of the Internal Revenue Code of 1986, as amended (Section 409A); provided, however, that nothing in this Agreement shall be construed or interpreted to transfer any liability for any tax (including a tax or penalty due as a result of a failure to comply with Section 409A) from you to the Company or to any other entity or person. Any payment to you under this Agreement that is subject to Section 409A and that is contingent on a termination of employment is contingent on a “separation from service” within the meaning of Section 409A. If, upon separation from service, you are a “specified employee” within the meaning of Section 409A, any payment under this Agreement that is subject to Section 409A and triggered by a separation from service that would otherwise be paid within six months after your separation from service will instead be paid in the seventh month following your separation from service or, if earlier, upon your death (to the extent required by Section 409A(a)(2)(B)(i)). Payments pursuant to this Agreement (or referenced in this Agreement), and each installment thereof, are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the regulations under Section 409A. To the extent any nonqualified deferred compensation subject to Section 409A payable to you could be paid in more than one taxable year depending upon you completing certain employment-related actions, then any such payments will commence or occur in the latest such taxable year to the extent required to avoid the adverse consequences of Section 409A. Any taxable reimbursement due under the terms of this Agreement shall be paid no later than December 31 of the year after the year in which the expense is incurred, and all taxable reimbursements and in-kind benefits shall be provided in accordance with Section 1.409A-3(i)(1)(iv) of the regulations under Section 409A. The parties agree that if necessary to avoid non-compliance with Section 409A, they will cooperate in good faith to modify the terms of this Agreement or any applicable equity award; provided, that such modification shall endeavor to maintain the economic intent of this Agreement or any such equity award.

To indicate your acceptance of the terms and conditions of this Agreement, please sign and date this Agreement in the space provided below and return it to me.

ACCEPTED AND AGREED:

Signed:

/s/ Nelson Chai	/s/ Dara Khosrowshahi
Nelson Chai	Dara Khosrowshahi Chief Executive Officer Uber Technologies, Inc.

Date:	April 10, 2019	Date:	April 10, 2019

ATTACHMENT A

Permitted Boards

•	Thermo Fischer Scientific

•	University of Pennsylvania, School of Arts and Science. Member

•	US Fund for UNICEF, on board

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